May 21, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Ms. Cheryl Grant
Mr. Kyle Moffatt
Ms. Sharon Virga

RE:	Infinera Corporation
Amendment No. 4 to Form S-1
Filed on May 10, 2007
File No. 333-140876

Ladies and Gentlemen:

On behalf of Infinera Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2007, relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-140876) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 5 (against the Registration Statement filed on May 10, 2007).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in our responses correspond to the page of Amendment No. 5, as applicable.

Securities and Exchange Commission

Re: Infinera Corporation

May 21, 2007

Cost of Revenue, page 39

1.	Please revise your cost of revenue discussion to separately detail the inventory write-downs for excess and obsolete inventories.

RESPONSE: In response to the Staff’s comment, we have revised the cost of revenue discussion in the Registration Statement on page 39 to detail separately the inventory write-downs for excess and obsolete inventories.

2.	We refer to your response to our prior comment 3. We note your statement that you allow customers "to purchase common equipment at lower prices combined with a limited number of higher margin network products." Tell us how this statement reconciles with your representation that your customers only purchase your common equipment, which is sold by you at a loss, and have no obligation to purchase your higher margin network products.

RESPONSE: We supplementally advise the Staff that as outlined in our response to your prior comment 4, customers must purchase some limited number of DLMs, TAMs and TOMs in order for the network to carry live traffic. However, the margin on the purchase of this minimal level of other higher margin network products is generally not sufficient to offset the losses on initial common equipment purchases. There generally is no obligation or commitment on the part of customers to purchase additional network products. We have revised the Registration Statement on page 40 to more clearly reflect these facts.

Gross Margin, page 40

3.	Please tell us and revise your disclosures to clarify what you mean by your discussion on page 41 regarding the "reduction in LCM adjustments due to changes in the bill of materials on a number of common equipment components and continued decline in component pricing." Furthermore, we note on page 49 that your inventory write-down related to LCM adjustments was $4.3 million for the first three months of 2006 and $0.9 million for the first three months of 2007.

RESPONSE: We supplementally advise the Staff that the reduction in LCM adjustments in the first quarter of 2007 was due to lower costs because of product design changes related to our common equipment that resulted in a transition to a number of lower cost components. In addition, we achieved other reductions in general component costs during the period. We have revised the Registration Statement on page 41 to clarify this discussion.

Securities and Exchange Commission

Re: Infinera Corporation

May 21, 2007

4.	Please revise to delete your presentation of "operating and net income" in the tabular presentation of your deferred revenue and inventory balances on page 41.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on page 42 to delete the Company’s presentation of "operating and net income" in the tabular presentation of deferred revenue and inventory balances.

Results of Operations

Cost of Revenue and Gross Margin, page 51

5.	For 2005 Compared to 2006 on page 52, tell us how you calculated the increase in LCM adjustments and charges for excess and obsolete inventory of $11.9 million.

RESPONSE: We supplementally advise the Staff that the $11.9 million represents the increase in LCM adjustments recorded from 2005 to 2006 only. It does not include the increase in charges for excess and obsolete inventory related to these periods. We have revised the Registration Statement on page 52 to include disclosure of the impact of the change in charges for excess and obsolete inventory from 2005 to 2006.

Research and Development Expenses, page 52

Sales and Marketing Expenses, page 53

General and Administrative Expenses, page 53

6.	Please revise to make it clear that the percentage of these expenses to recognized revenue may not be the best trend indicator, since your revenue recognition policy requires the deferral of revenues over a period now averaging 1.3 years.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 53 and 54 to make it clear that the percentage of expenses to recognized revenue may not be the best trend indicator, since the Company’s revenue recognition policy requires the deferral of revenues over a period that currently averages 1.3 years.

Quarterly Results of Operations, page 56

7.	Expand your discussion, including a tabular presentation, of the reasons for the increases in revenues and cost of revenues in the last quarter of 2006 and the first quarter of 2007.

Securities and Exchange Commission

Re: Infinera Corporation

May 21, 2007

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement on pages 57 and 58 to expand the discussion of the reasons for the increases in revenues and cost of revenues in the fourth quarter of 2006 and the first quarter of 2007.

Compensation Discussion and Analysis, page 87

8.	We note your response to our prior comment six as well as your statement in the prospectus that you used the Radford High Technology Industry Report as an additional reference in your determination of executive compensation. Therefore, identify the companies from that survey that you considered for purposes of benchmarking the elements of the named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv). Alternatively, please explain to us in your response letter why your utilization of data from the survey is not benchmarking for purposes of Item 402(b)(2)(xiv).

RESPONSE: We supplementally advise the Staff that the Company’s utilization of data from the Radford High Technology Industry Report is not benchmarking for purposes of Item 402(b)(2)(xiv) because the Company used the data in the report as general background for purposes of assessing the Company’s compensation practices and not to benchmark against the practices of specific companies. The Company reviewed the data in the survey that applied to the companies that had revenue between $200 million and $500 million, which represented 166 companies. The compensation committee benchmarked the Company’s compensation levels against the 17 select peer companies disclosed on page 90 of the Registration Statement. We have revised the Registration Statement on page 90 to make this distinction clearer.

9.	We note your response to our prior comment seven. Please provide us with an analysis in your response letter as to why your disclosure of the targets would cause competitive harm so that confidential treatment of the targets is appropriate.

RESPONSE: We supplementally advise the Staff that disclosure of the specific quantitative performance-related targets used by the Company’s compensation committee to determine bonuses for the Company’s named executive officers would cause competitive harm to the Company because this confidential financial information would provide the Company’s competitors with information about the Company’s future financial targets and could provide such competitors with an advantage over the Company. This information could be used against the Company by the Company’s competitors in negotiations with potential customers and in pricing their products to gain market share from the Company.

Securities and Exchange Commission

Re: Infinera Corporation

May 21, 2007

Principal Stockholders, page 115

10.	We note your disclosure of recent equity grants to your executive officers and directors that will be effective upon effectiveness of the instant Form S-1. Reflect these changes in management’s beneficial ownership in the security ownership table, or tell us why you believe you are not required to do so under Exchange Act Rule 13d-3(d)(1).

RESPONSE: We supplementally advise the Staff that the recent equity grants to the Company’s executive officers and directors do not include any shares that are beneficially owned as of March 31, 2007 (the date of the table) because the options granted may not be exercised within 60 days of that date. As a result, we have excluded these shares from the beneficial ownership numbers in the beneficial ownership table as of March 31, 2007. However, in response to the Staff’s comment, we have revised the Registration Statement on pages 117 through 119 to disclose in each applicable footnote to the beneficial ownership table these grants and that these grants have been excluded from the table.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

11.	Please revise to disclose your LCM write-downs of inventory as a separate line item within "cost of ratable product and related support and services revenue." Also revise your notes to the financial statements, as well as any other sections of the filing that refer to inventory, gross profit, and net income to discuss this new line item, the nature of the write-downs and that they relate to your business decision to sell common equipment at low or negative margins.

RESPONSE: In response to the Staff’s comment, we have revised the Registration Statement to disclose the Company’s LCM write-downs of inventory as a separate line item within "cost of ratable product and related support and services revenue." In addition, we have revised the notes to the Company’s consolidated financial statements, as well as the other sections of the Registration Statement that refer to inventory, gross profit and net income to discuss this new line item, the nature of the write-downs and that they relate to the Company’s business decision to sell common equipment at low or negative margins.

Securities and Exchange Commission

Re: Infinera Corporation

May 21, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Matthew W. Sonsini (650-565-3688) or me (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Sonsini at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Richard A. Kline

Richard A. Kline

cc:	Jagdeep Singh

Duston M. Williams

Michael O. McCarthy III

Larry W. Sonsini

Matthew W. Sonsini

Eric C. Jensen

John T. McKenna

Nicole Brookshire